Global Digital Solutions, Inc.

777 South Flagler Drive, Suite 800 West

West Palm Beach, Florida 33401

October 8, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Registration Statement on Form S-1
File No. 333-198802
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Global Digital Solutions, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 P.M., Eastern Time, on October 10, 2014, or as soon thereafter as possible. In this regard, the Company is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBAL DIGITAL SOLUTIONS, INC.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer